Mail Stop 0407

November 16, 2004


Mr. Ronald G. Farrell
Chairman of the Board and Chief Executive Officer
Tri-S Security Corporation
3700 Mansell Road, Suite 220
Alpharetta, Georgia 30022

	RE:	Tri-S Security Corporation
		Registration Statement on Form S-1
		Filed October 13, 2004
		File No. 333-119737

Dear Mr. Farrell:

We have reviewed your filing and have the following comments. Please amend your Form S-1 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. In order to expedite this process, you may submit your artwork to us supplementally. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance`s "Current Issues and Rulemaking Projects Outline."

3. We note that you include industry research for growth estimate data and other figures cited throughout the document, such as those provided by the Freedonia Group. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Inside Front Cover of Prospectus

4. Please place the first, third, and fourth paragraphs outside the forepart of the document, such as after the Risk Factors. Aside from the table of contents, only the dealer delivery requirement should appear on the inside front cover.

Prospectus Summary, page 1

5. Please balance your disclosure by highlighting that you did not have any operations until you acquired Paragon Systems in February of 2004 and that currently, your operations consist solely of the operations of Paragon Systems.

Recent Developments, page 2

6. Please delete your discussion of your merger with Paragon Systems and the related discussions regarding your agreements with the former shareholders of Paragon and your recapitalization. This information is too detailed for the summary and more appropriate for the body of the prospectus. Instead, briefly discuss the material terms of the Paragon acquisition and identify the former shareholders of Paragon subject to the above referenced shareholders agreement.

Risk Factors, page 5

7. Please make sure each risk factor caption reflects the risk that you discuss in the text. Currently, many of your risk factor captions are unduly vague, such as "Federal government contracts contain other provisions that may be unfavorable to us" on page 7 and "We must comply with complex procurement laws and regulations" on page 8.
Other risk factor captions merely state a fact about you, such as "Our contracts are subject to audits and cost adjustments by the Federal government" on page 9 or allude to a future event, such as "We may be withdrawn from the GSA Federal Supply Schedule" on page 8. These are only examples. Revise throughout to succinctly identify in your captions the risks that result from the facts or uncertainties. Potential investors should be able to read the risk factor captions and come away with an understanding of what the risk is and the result of the risk as it specifically applies to you.

8. In many of these risk factors, it is difficult to understand the likelihood or magnitude of the risk. We note the following examples:

* We may be withdrawn from the GSA Federal Supply Schedule..., page 8
* Our contracts are subject to audits and cost adjustments by the Federal government..., page 9
* Terrorist activity in the United State could materially and adversely affect our business, financial condition and results of operations..., page 13
* Our security guards may conduct improper searches and seizures of third persons..., page 13
* The nature of our business potentially exposes us to liability..., page 16

Revise throughout to disclose the magnitude and likelihood of each risk factor you discuss.

9. Please avoid the generic conclusion in the captions and discussions that a risk could have a materially adverse effect on you, you cannot assure future success, or an adverse affect may result from the risk. This does not represent meaningful disclosure. Instead, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.

We must comply with complex procurement law and regulations..., page 8

10. In order for investors to place this risk in context, please discuss how the referenced procurement laws and regulations will specifically impact you and your operations.

Our participation in the competitive bidding process..., page 9

11. Clarify why Paragon Systems lost its certification as an 8(a) firm.

We depend on factoring to meet our cash flow..., page 11

12. Please quantify the cash you have received from LSQ Funding pursuant to the factoring agreement for the past fiscal year. In addition, please disclose the amount of cash you will need to continue your operations for the next twelve months and quantify how much will come from your factoring agreement. Please revise your Liquidity and Capital Resources section as appropriate.


Our acquisition of Paragon Systems could result in future impairment..., page 12

13. Please revise to discuss the risk to you and your investors resulting from a possible future impairment charge relating to the Paragon acquisition.

We are subject to government regulation..., page 14

14. We note your statement on page 14 that you "believe [you] will be in material compliance" with relevant government laws and regulation. Please disclose whether you believe you currently are in compliance with all applicable material laws.

Provisions of our articles of incorporation and Georgia law ..., page
17

15. Please clarify that the Company has outstanding, and will continue after this Offering to have outstanding, shares of preferred stock.

We note intend to pay cash dividends on the common stock..., page 19

16. Please explain why your intention not to pay dividends is a risk to you and your investors.

Use of Proceeds, page 22

17. Will any of the proceeds be used to pay dividends on the outstanding Series C Redeemable Preferred Stock? We note the disclosure in the sixth bullet point under "Agreements with Former Shareholders of Paragon Systems.

Historical Selected Financial Data, page 25

18. Revise to include the missing Balance Sheet disclosures for the three months ended June 30, 2003, for January 1, 2004 to February 27, 2004 and for the three months ended June 30, 2004. Revise throughout the document, as appropriate.

19. Expand the table of selected financial data to provide 5 years of selected financial data for your predecessor, Paragon Systems, Inc. Also provide selected financial data for Tri-S Security Corporation for each period that registrant, Tri-S Security Corporation, has been in existence. Refer to Item 301 of Regulation S-K.

20. Disclose historical earnings and earnings per share data for Paragon and Tri-S Security for each period. Also label the pro forma information in the table, instead of disclosing this information in note (1) to the table.




Unaudited Pro Forma Condensed Financial Statements, page 26

21. Expand the introduction at page 26 to describe the exchange and recapitalization transactions presented in the pro forma information.

22. Disclose how you will account for the exchanges of common stock for Series A and Series B convertible preferred stock. Describe the terms of the exchanges and indicate whether it is in accordance with the original terms in these securities. Tell us the accounting literature you considered in determining the appropriate accounting treatment.

23. Revise the pro forma statements of operations to reflect the results of operations for Tri-S Security Corporation for the periods prior to the acquisition of Paragon Systems.

24. Update the pro forma financial information to reflect the period ending September 30, 2004.

Notes to the pro forma financial statements, page 31

25. Disclose the number of shares of preferred stock issued in the acquisition and how you determined the fair value.

26. Disclose in note 3II (d) how you determined the amount of amortization for federal contracts.

27. Tell us why you believe it is appropriate to adjust compensation
expense in note 3 IV at page 32.   It is not clear how this is
factually supportable and meets the requirements in Rule 11-02(b)(6)
of Regulation S-X.   Also disclose when the employment agreements will
cease and the amount of compensation paid under those agreements.

28. In note 3 VII at page 34, disclose the ratio used to determine the reverse stock split for common shares.

29. Disclose the accounting impact, if any, of the changes to outstanding stock options described in note 3 VII. Also disclose the change, if any, to the exercise price of stock options. Tell us the accounting literature you considered in determining how to account for the exchange.

Recent Developments, Agreements with Former Shareholders..., page 36

30. Please identify the two shareholders of Paragon subject to the agreements. Revise throughout the document as appropriate.




Management`s Discussion and Analysis..., Overview, page 38

31. Your overview section largely repeats and summarizes material information from other parts of your prospectus. However, the overview should highlight the most important developments of the period being reported without being repetitive of or summarizing the ensuing discussion. You should consider redoing this section so it is written from your CEO`s perspective, focusing on topics "that keep him up at night." For example such topics could include the material opportunities, challenges and risks that management are most focused on for the short and long term, as well as actions that they are taking to address these opportunities, challenges and risks.

32. Please revise this section to identify and discuss any known trends or uncertainties surrounding you and your industry that may impact your financial condition. There are numerous factors highlighted in your Risk Factors section that have a material impact on your results of operations and financial condition. The future impact of these factors should be highlighted. For example, the long sales cycles of federal government contracts are highlighted in the Risk Factors Section. You should further discuss how any contracts that the Company expects to bid on during the remainder of 2004 and 2005 will affect the Company`s revenues and expenses during those periods. In addition, please discuss the impact to your margins as result of pursuing competitive bid contracts versus privately negotiated contracts.

33. Please disclose the components of your selling, general, and administrative expenses.

34. Please discuss the impact to your operations if the Department of Homeland Security terminates your contract with them as a result of your alleged non-compliance with firearm procedures.

Results of Operations of the Company..., page 39

35. Rather than present financial information from the current period and comparable past periods in a line-by-line narrative format, you should consider using tabular presentations to present the information. The accompanying narrative could then be used to discuss and analyze known changes, events, trends and uncertainties.

36. Please disclose whether the four contracts that earned in excess of $3 million in 2003 are additional contracts acquired during 2003 or are existing contracts that increased in revenue.

37. We note your disclosure on page 40 indicating that the number of contracts decreased from 13 to 12 between 2003 and 2004. Please reconcile with your disclosure elsewhere that you currently have 7 customers.


Critical Accounting Policies, page 42

38. You should revise this section consistent with our guidance provided in SEC Release No. 33-8350 (specifically Part V - Critical Accounting Estimates) available on our website. Your current disclosure does not describe your most material accounting estimates or assumptions where the nature of those estimates or assumptions involves a high degree of subjectivity or judgment on the part of management. Your discussion of revenue recognition, cost of revenues, goodwill and other intangible assets and investment in joint venture does not discuss how the estimates or assumptions made in connection with these accounting policies could result in variability in your results of operations or financial condition due to the nature of their subjectivity and uncertainty.

39. In this regard, please expand your disclosure for the accounting of goodwill and intangibles to describe the goodwill impairment test. Explain that the goodwill impairment test involves a two-step approach and goodwill impairment is measured based on a comparison of its "implied fair value" with its carrying amount. Also discuss the methodology you use to assess impairment. Discuss significant assumptions and estimates used. Address uncertainties associated with the methods, assumptions or levels of judgment used. Refer to Section 5, Release No. 33-8350, which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 44

40. Please disclose what you mean that decreases in cash flow resulted from "changes in current assets and liabilities."

41. The operating cash flows that you report for 2001, 2002 and 2003 and the latest interim period exhibit significant variation from one
year to the next.   Please provide a discussion of the underlying
drivers of cash flow, such as cash receipts from services and cash payments to labor and other operating expenditures.

42. You indicate that cash from operating activities increased during 2003 as a result of an increase in non-cash depreciation charges.
Please clarify how cash increased is generated by a non-cash charge.

43. Please discuss your commitment for capital expenditures for the next twelve months. For example, discuss the capital requirements to fund your business for the next twelve months as well as to fund your planned expansion of your operations. In addition, it is not clear whether Tri-S will be able to generate sufficient cash to service its debt obligations through the end of 2005. Expand your liquidity discussion to discuss in more detail your ability to generate adequate amounts of cash to meet you material commitments on a long-term basis. Disclose the likelihood that Tri-S will have sufficient operating income to service its debt in the future. Also, in light of negative working capital, please discuss the anticipated sources of funding for these capital expenditures. Finally, you mention several negative trends affecting your liquidity in your Risk Factors Section. In addition to highlighting the risk in that section, you should discuss how your liquidity will be affected in the future. For example, your federal government contracts involve a significant amount of "up-front" expenses that negatively affect your cash flow. Discuss the anticipated effect on cash flows of any government contracts that you know you will be pursuing during the remainder of 2004 and in 2005. Refer to Section IV.B of Release No. 33-8350, which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Business, Overview, page 52

44. Please prominently disclose that you did not have any operations until you acquired Paragon Systems in February of 2004 and that currently, your operations consist solely of the operations of Paragon Systems.

45. Since you have only seven contracts, you should consider providing a table to disclose each of your customers. In such a table, you could disclose the term, revenues generated and any other material term of the arrangement. Such disclosure could enhance your description of each of the types of contracts that you pursue.

Competition in Contract Guard Services, page 59

46. Revise to provide more specific, detailed, and meaningful disclosure about your competitive environment. Estimate the number of your competitors and your competitive position, generally and with respect to any key market. For example, explain better the various products and services your competitors offer, and how their products, relationships, and distribution methods compare to yours.

Certain Transactions, page 67

47. We note that you refer readers to many related party transactions set forth in other sections of this document. Please revise to disclose all related party transactions since January 1, 2003 in this section. In addition, for each related transaction, please provide an introductory section to discuss how the parties are related.

Underwriting, page 78

48. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Briefly describe any electronic distribution in the filing.

Also, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, please address:

			(	the communications used;
		(	the availability of the preliminary prospectus;
(	the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
		(	the funding of an account and payment of the purchase
price.

Alternatively, to the extent that our Division has reviewed your procedures, please confirm this and tell us if you have changed or revised your procedures subsequent to our clearance.

Further, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Finally, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the internet. If so, tell us when. If not, tell us if they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

We may have further comment.

49. Tell us whether you intend to reserve shares for sale to your directors, employees, and others. If so, supplementally describe the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering.
For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the issuer and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. Tell us how the procedures for the directed share program differ from the procedures for the general offering to the public. Provide us with copies of all written communications with prospective purchasers about the directed share program. Alternatively, to the extent that our Division has reviewed your procedures, please confirm this and tell us if you have changed or revised your procedures subsequent to our clearance.



Financial Statements, page F-1

50. Include audited financial statements of Tri-S Security Corporation for the periods prior to the acquisition of Paragon, as required by Regulation S-X. Also include the effects of the reverse stock split described at page 37. Refer to SAB Topic 4:C.

51. You disclose at page F-14 the financial statements for the period ended June 30, 2004 are not presented in accordance with generally accepted accounting principles. Revise the financial statements of Tri-S Security Corporation to reflect the acquisition of Paragon Systems using the principles described in SFAS 141.

Age of Financial Statements

52. Update the financial statements and other financial information in the registration statement to comply with the requirements of Rule 3-12 of Regulation S-X.

Exhibit 5

53. Please file your exhibits as soon as possible. In particular, provide us with at least draft copies of the legality opinion and underwriting agreement with your next amendment. We will need adequate time to review and comment upon these and other exhibits.

*    *    *    *

Please amend your registration statement and your periodic reports in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Indicate in the cover letter where you have made changes in the amendments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John McIntyre, Staff Accountant, at (202) 942-2853 or Terry French, Accountant Branch Chief, at (202) 942-1998 if you have questions regarding comments on the financial statements and related matters. Please contact Reginald A. Norris, Staff Attorney, at (202) 942-2875, or me at (202) 942-1990 with any other questions.

							Sincerely,


							Larry Spirgel
							Assistant Director


Mr. Ronald G. Farrell
Tri-S Security Corporation
November 16, 2004
Page 11